

UNITEDSTA
SECURITIESANDEXCHAI
Washington, D.(

07002194

OMB APPROVAL	
Number:	3235-0123
es:	February 28, 2007
iated average burden	
hours per response......	12.00

RECD S.E.C.
FEB 26 2007
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GILBERT DONIGER & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 3rd AVENUE, 40TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRUCE DONIGER (212) 888-5151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO, LLP
(Name – *if individual, state last, first, middle name*)

25 WEST 43RD STREET, SUITE 920
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, BRUCE DONIGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GILBERT DONIGER & CO., INC, as of Feb 21, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Pres.

Title

ANNIE SHADEROWFSKY
Notary Public, State of New York
No. 01SH6027320
Qualified in New York County
Commission Expires 7/6/2007



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILBERT DONIGER & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

GILBERT DONIGER & CO., INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2006

Contents

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report

To the Shareholder
Gilbert Doniger & Co., Inc.

We have audited the accompanying statement of financial condition of Gilbert Doniger & Co., Inc. as of December 31, 2006, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Gilbert Doniger & Co., Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson & Corrado, LLP

New York, New York
January 24, 2007

GILBERT DONIGER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2006
ASSETS		
Cash and cash equivalents	$	205,529
Commissions receivable		2,775
Other assets		10,342
	$	218,646
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses and taxes payable	$	10,600
Stockholder's equity		
Common stock - $10 par value; authorized - 2,000 shares; issued and outstanding - 1,800 shares		18,000
Additional paid-in-capital		252,385
Accumulated deficit		(62,339)
		208,046
	$	218,646

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2006
Revenue	
Commissions and fees	$ 795,941
Interest	1,476
Total revenue	797,417
Expenses	
Salaries - officers	292,500
- others	244,500
Payroll taxes and fringe benefits (net)	26,031
Total payroll costs	563,031
Commissions	1,576
Communications	17,686
Insurance	22,635
Office and other	16,924
Professional fees	33,042
Rent	64,989
Regulatory dues and fees	14,339
Telephone	6,224
Travel and entertainment	6,862
Recovery - embezzlement loss	(5,819)
Total expenses	741,489
Income before income taxes	55,928
Income tax provision	
State and local	9,044
Net income	$ 46,884

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - January 1, 2006	$ 18,000	$ 252,385	$ (109,223)	$ 161,162
Net income	-.-	-.-	46,884	46,884
Balance - December 31, 2006	$ 18,000	$ 252,385	$ (62,339)	$ 208,046

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2006
Cash flows from operating activities	
Net income	$ 46,884
Depreciation	3,494
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating activities:	
Decrease in commissions receivable	42,351
Increase in other assets	(5,300)
Decrease in deferred tax asset	8,000
Decrease in accrued expenses and taxes payable	(10,418)
Net cash provided by operating activities	85,011
Increase in cash and cash equivalents	85,011
Cash and cash equivalents - beginning of year	120,518
Cash and cash equivalents - end of year	$ 205,529

See accompanying notes.

Note 1 - Organization and Business Activity

Gilbert Doniger & Co., Inc. (the "Company") was incorporated in the State of New York in December 1977 and is engaged in business as an introducing broker/dealer in New York City. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable - Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

Use of Estimate in Financial Statements - In preparing financial statements in conformity with general accepted accounting principals, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Cash Segregated under Federal and other Regulations

The company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 4 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital rule (Rule 15c3-1), which requires that a broker-dealer's aggregated indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2006, the Company's net capital ratio was 0.05:1.0, and its net capital was $197,704 as compared with required net capital of $50,000.

Note 5 – Operating Lease

The Company occupies office space under a lease agreement that expired on February 27, 2006. The Company entered into an extension and modification agreement for the lease that expires in February 2011. Aggregated future minimum annual rental payments under the lease agreement are as follows:

2007	$ 63,600
2008	65,720
2009	69,960
2010	69,960
2011	11,660
	$ 280,900

Rent expense, including escalation charges for the year ended December 31, 2006 amounted to $64,989.

Note 6 – Profit Sharing Plan

The Company has a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Company's Board of Directors. For the year ended December 31, 2006, the Company elected not to contribute to the plan.

Note 7 – Income Taxes

The income tax provision for the year ended December 31, 2006:

Federal:	
Deferred	$ 6,800
State and local:	
Current	1,044
Deferred	1,200
	2,244
Total	$ 9,044

The Company's effective income tax rate is higher then what would be expected if statutory rates were applied to income from continuing operations primarily because of New York City Alternative Tax.

Note 8 – Financial Instruments with off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain marginal collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce position, when necessary.

*****

GILBERT DONIGER & CO., INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2006
Total stockholder's equity	$ 208,046
Deductions and/or charges	
Non-allowable assets	10,342
Net capital before haircuts on securities positions	197,704
Haircuts on securities	-.-
Net capital	197,704
Less: Minimum capital requirements	50,000
Excess net capital	$ 147,704

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses and taxes payable	$ 10,600
Aggregate indebtedness	$ 10,600
Ratio of aggregate indebtedness to net capital	0.05:1.0

See independent auditor's report and accompanying notes.

GILBERT DONIGER & CO., INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

		DECEMBER 31, 2005
Net capital - per FOCUS Report	$	204,928
Audit adjustment to record commissions receivable		2,776
Audit adjustment to record tax provision		(7,000)
Audit adjustment for additional legal accrual		(3,000)
Net capital - per audit report	$	197,704

GILBERT DONIGER & CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

NOT APPLICABLE

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report on Internal Control

To the Shareholder
Gilbert Doniger & Co., Inc.

In planning and performing our audit of the financial statements of Gilbert Doniger & Co., Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at December 31, 2006 and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berson & Corrado, LLP

New York, New York
January 24, 2007

END